UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934 (1)
                                (Amendment No. 3)

                        MEMC Electronic Materials, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   552715 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                              Morton E. Grosz, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 27, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP No. 552715 10 4                 13D                     Page 2 of 13 Pages
---------------------                                         ------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          VEBA Aktiengesellschaft
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                49,959,970
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               -  0 -
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            49,959,970
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      10
                            SHARED DISPOSITIVE POWER
      PERSON
                            - 0 -
       WITH
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          49,959,970
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.8%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          HC, CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 552715 10 4                 13D                     Page 3 of 13 Pages
---------------------                                         ------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          VEBA Corporation   74-2183834
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          WC, AF
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                21,490,942 (Does not include shares owned
                            by any other Reporting Person)
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               -  0 -
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            21,490,942 (Does not include shares owned by
                            any other Reporting Person)
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      10
                            SHARED DISPOSITIVE POWER
      PERSON
                            - 0 -
       WITH
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,490,942 (Does not include shares
          owned by any other Reporting Person)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.9% (Does not include shares owned by any other Reporting Person)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          HC, CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 552715 10 4                 13D                     Page 4 of 13 Pages
---------------------                                         ------------------
--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          VEBA Zweite Verwaltungsgesellschaft mbH
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          AF
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Germany
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                28,469,028 (Does not include shares owned by
                            any other Reporting Person)
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               -  0 -
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            28,469,028 (Does not include shares owned by
                            any other Reporting Person)
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      10
                            SHARED DISPOSITIVE POWER
      PERSON
                            - 0 -
       WITH
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,469,028 (Does not include shares owned
          by any other Reporting Person)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40.9% (Does not include shares owned by any other Reporting Person)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          HC, CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 552715 10 4                 13D                     Page 5 of 13 Pages
---------------------                                         ------------------


     This Amendment No. 3 ("Amendment No. 3") amends the Schedule 13D filed on October 30, 1998 (as amended by Amendment No. 1 filed on March 23, 1999 and Amendment No. 2 filed on May 10, 1999, the "Schedule 13D") by (i) VEBA Aktiengesellschaft, a German corporation ("VEBA AG"), (ii) VEBA Corporation, a Delaware corporation and a direct and indirect subsidiary of VEBA AG, and (iii) VEBA Zweite Verwaltungsgesellschaft mbH, a German limited liability company and a direct wholly-owned subsidiary of VEBA AG, relating to the common stock, par value $0.01 per share, of MEMC Electronic Materials, Inc., a Delaware corporation. Capitalized terms used and not defined herein have the meanings ascribed to them in the Schedule 13D. Except as specifically amended hereby, the
Schedule 13D remains in full force and effect.

     1. Item 2 of the Schedule 13D is hereby amended and supplemented by deleting in its entirety Schedule I attached to the Schedule 13D and replacing it with Schedule I attached to this Amendment No. 3.

     2. Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

        VEBA AG is currently focusing on its core businesses and has determined to dispose of its interests in certain non-core business areas over time. This would include the shares of Common Stock indirectly owned by VEBA AG. In connection

---------------------                                         ------------------
CUSIP No. 552715 10 4                 13D                     Page 6 of 13 Pages
---------------------                                         ------------------


therewith, VEBA AG has determined that various non-core investments, including the investment in the Company held by VEBA AG and its subsidiaries, shall be systematically and optimallly divested.

---------------------                                         ------------------
CUSIP No. 552715 10 4                 13D                     Page 7 of 13 Pages
---------------------                                         ------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct. This statement may be signed in counterpart copies.

Date:  September 27, 1999                VEBA Aktiengesellschaft


                                         By:    /s/ Rolf Pohlig
                                                --------------------------------
                                                Name:  Dr. Rolf Pohlig
                                                Title: Executive Vice President


                                         By:    /s/ Hansgeorg Koester
                                                --------------------------------
                                                Name:  Dr. Hansgeorg Koester
                                                Title: Executive Vice President


Date:  September 27, 1999                VEBA Corporation


                                         By:    /s/ Heinz-Helmer Puetthoff
                                                --------------------------------
                                                Name:  Dr.Heinz-Helmer Puetthoff
                                                Title: President


                                         By:    /s/ Joseph J. Supp
                                                --------------------------------
                                                Name:  Joseph J. Supp
                                                Title: Vice-President


Date:  September 27, 1999                VEBA Zweite
                                         Verwaltungsgesellschaft mbH


                                         By:    /s/ Rolf Pohlig
                                                --------------------------------
                                                Name:  Dr. Rolf Pohlig
                                                Title: Managing Director


                                         By:    /s/ Ulrich Hueppe
                                                --------------------------------
                                                Name:  Ulrich Hueppe
                                                Title: Managing Director

---------------------                                         ------------------
CUSIP No. 552715 10 4                 13D                     Page 8 of 13 Pages
---------------------                                         ------------------


SCHEDULE I


                       DIRECTORS AND EXECUTIVE OFFICERS OF

                                     VEBA AG

         The name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VEBA AG is set forth below.


                                                                     Principal Occupation, if other
                                       Position with                 than as Executive Officer of      Citizenship
Name and Business Address              VEBA AG                       VEBA AG
-------------------------              -------------------------     ------------------------------    -----------


Hermann Josef Strenger                 Member of the Supervisory     Chairman of the Supervisory       German
Vorsitzender des                       Board, Chairman               Board, Bayer AG, Leverkusen
Aufsichtsrates VEBA AG                                               Chairman
Kaiser-Wilhelm-Allee,
Gebaeude Q 26
51368 Leverkusen

Hubertus Schmoldt                      Member of the Supervisory     Chairman of the Board of          German
Vorsitzender der                       Board, Deputy Chairman        Management,
IG BERGBAU, CHEMIE,                                                  Industriegewerkschaft Bergbau,
ENERGIE                                                              Chemie, Energie
Koenigsworther Platz 6
30167 Hannover

Ralf Blauth                            Member of the Supervisory     Industrial Clerk                  German
DEGUSSA-HUELS AG                       Board                         (Industriekaufmann)
Paul-Baumann-Strasse 1
45764 Marl

Dr. Rolf-E. Breuer                     Member of the Supervisory     Spokesperson of the Board of      German
Sprecher des Vorstandes                Board                         Management, Deutsche Bank AG
DEUTSCHE BANK AG
Taunusanlage 12
60325 Frankfurt

Dr. Gerhard Cromme                     Member of the Supervisory     Chairman of the Board of          German
Vorsitzender des                       Board                         Management, Thyssen Krupp AG
Vorstandes
Thyssen Krupp AG
August-Thyssen-Str. 1
40211 Duesseldorf

Rainer Duecker                         Member of the Supervisory     Power plant worker                German
PREUSSENELEKTRA AG                     Board
Tresckowstrasse 5
30457 Hannover
and:
PREUSSENELEKTRA AG
Betriebsstelle Lubeck
Bargerbruck 4
23617 Stockelsdorf


---------------------                                         ------------------
CUSIP No. 552715 10 4                 13D                     Page 9 of 13 Pages
---------------------                                         ------------------

                                                                     Principal Occupation, if other
                                       Position with                 than as Executive Officer of      Citizenship
Name and Business Address              VEBA AG                       VEBA AG
-------------------------              -------------------------     ------------------------------    -----------


Henner Hecht-Wieber                    Member of the Supervisory     Electrician                       German
VEBA Waerme-Contracting GmbH           Board
Springorum-Allee 5 Sued
44795 Bochum

Wolf-Ruediger Hinrichsen               Member of the Supervisory     Accounting and Administration     German
VEBA AG                                Board                         Manager (kfm. Angestellter)
Volks-und
Energiewirtschaft
Bennigsenplatz 1
40474 Duesseldorf

Ulrich Hocker                          Member of the Supervisory     General Manager, Deutsche         German
Hauptgeschaeftsfuehrer                 Board                         Schutzvereinigung fuer
Deutsche Schutzvereinigung                                           Wertpapierbesitz e. V.
fuer Wertpapierbesitz e.V.
Humboldtstrasse 9
40237 Duesseldorf

Postfach 14 02 43
40072 Duesseldorf

Dr. h.c. Andre Leysen                  Member of the Supervisory     Chairman of the Administrative    Belgian
Vorsitzender des                       Board                         Board, Gevaert N.V.
Verwaltungsrates
der GEVAERT N.V.
Septestraat 27
B-2640 Mortsel

Dr. Klaus Liesen                       Member of the Supervisory     Chairman of the Supervisory       German
Vorsitzender des                       Board                         Board, Ruhrgas AG
Aufsichtsrates
der RUHRGAS AG
Huttropstrasse 60
45138 Essen

Herbert Mai                            Member of the Supervisory     Chairman, Gewerkschaft            German
Vorsitzender der                       Board                         Oeffentliche Dienste, Transport
Gewerkschaft OETV                                                     und Verkehr
Theodor-Heuss-Strasse 2
70174 Stuttgart


---------------------                                        ------------------
CUSIP No. 552715 10 4                 13D                    Page 10 of 13 Pages
---------------------                                        ------------------

                                                                     Principal Occupation, if other
                                       Position with                 than as Executive Officer of      Citizenship
Name and Business Address              VEBA AG                       VEBA AG
-------------------------              -------------------------     ------------------------------    -----------


Dagobert Millinghaus                   Member of the Supervisory     Accounting and Administration     German
BRENNTAG AG                            Board                         Manager (kfm. Angestellter)
Humboldtring 15
45472 Muelheim/Ruhr

Margret Moenig-Raane                   Member of the Supervisory     First Chair, Gewerkschaft         German
Vorsitzende der                        Board                         Handel, Banken und
Gewerkschaft                                                         Versicherungen
Handel, Banken und
Versicherungen
Kanzlerstrasse 8
40472 Duesseldorf


Dr. Henning Schulte-Noelle             Member of the Supervisory     Chairman of the Board of          German
Vorsitzender des                       Board                         Management, Allianz AG
Vorstandes
der ALLIANZ AG
Koeniginstrasse 28
80802 Muenchen

Morris Tabaksblat                      Member of the Supervisory     Chairman, Reed Elsevier plc.      Dutch
Chairman Reed Elsevier plc.            Board
Van de Sande Bakhuzenstraat 4
NL-1061 AG Amsterdam

P.O. Box 470
NL-100 AL Amsterdam

Kurt F. Viermetz                       Member of the Supervisory     Chairman of the Supervisory       German
Vorsitzender des Aufsichtsrates        Board                         Board, Bayerische Hypotheken-
Bayerische Hypotheken- und                                           und Vereinsbank
Vereinsbank
Am Tucherpark 16
80538 Muenchen

Dr. Bernd W. Voss                      Member of the Supervisory     Member of the Board of            German
Mitglied des Vorstandes                Board                         Management, Dresdner Bank AG
DRESDNER BANK AG
Juergen-Ponto-Platz 1
60329 Frankfurt/Main


Dr. Peter Weber                        Member of the Supervisory     Director Legal Department,        German
DEGUSSA-HUELS AG                       Board                         Degussa-Huels AG
Gebaeude 1148 / PB01
45764 Marl

Kurt Weslowski                         Member of the Supervisory     Chemical Worker                   German
VEBA OEL AG                            Board
Werk Scholven
Pawiker Strasse 30
45896 Gelsenkirchen


---------------------                                        ------------------
CUSIP No. 552715 10 4                 13D                    Page 11 of 13 Pages
---------------------                                        ------------------

                                                                     Principal Occupation, if other
                                       Position with                 than as Executive Officer of      Citizenship
Name and Business Address              VEBA AG                       VEBA AG
-------------------------              -------------------------     ------------------------------    -----------

Ulrich Hartmann*                       Member of the Board of                                          German
                                       Management, Chairman and
                                       Chief Executive Officer

Alain D. Bandle*                       Member of the Board of                                          Swiss
                                       Management,
                                       Telecommunications

Dr. Wulf H. Bernotat*                  Member of the Board of        Chairman of the Board of          German
                                       Management                    Management of Stinnes AG

Gunther Beuth*                         Member of the Board of        Chairman of the Board of          German
                                       Management                    Management of Viterra AG

Wilhelm Bonse-Geuking*                 Member of the Board of        Chairman of the Board of          German
                                       Management                    Management of VEBA Oel AG


Dr. Hans Michael Gaul*                 Member of the Board of                                          German
                                       Management; Chief Financial
                                       Officer

Dr. Hans-Dieter Harig*                 Member of the Board of        Chairman of the Board of          German
                                       Management                    Management of PreussenElektra AG

Dr. Manfred Krueper*                   Member of the Board of                                          German
                                       Management; Group Human
                                       Resource Management

Helmut Mamsch*                         Member of the Board of                                          German
                                       Management, Group Strategic
                                       Development



* The business address of each of these persons is:
  VEBA AG, Bennigsenplatz 1, D-40474 Duesseldorf, Germany

---------------------                                        ------------------
CUSIP No. 552715 10 4                 13D                    Page 12 of 13 Pages
---------------------                                        ------------------

                       DIRECTORS AND EXECUTIVE OFFICERS OF

                                VEBA CORPORATION

         The name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VEBA Corporation is set forth below.

                                                                     Principal Occupation, if other
                                       Position with VEBA            than as Executive Officer of       Citizen-ship
Name and Business Address**            Corporation                   VEBA Corporation
---------------------------            ------------------            --------------------------------   ------------------

Helmut Mamsch                          Director, Chairman            Member of Board of Management of   German
                                                                     VEBA AG

Dr. Hans Michael Gaul                  Director                      Member of Board of Management of   German
                                                                     VEBA AG; Chief Financial
                                                                     Officer, VEBA AG

Dr. Heinz-Helmer Puetthoff             Director, President                                              German

A. Paul Brandimarte, Jr.               Director, Vice President,                                        USA
                                       General Counsel and
                                       Secretary

Joseph J. Supp                         Vice President-Tax                                               USA

Joern A. Stuehmeier                    Vice President-Finance                                           German

James W. Balch                         Controller                                                       USA

** The business address of each of the persons listed below is: VEBA Corporation, 605 Third Avenue, New York, NY 10158



---------------------                                        ------------------
CUSIP No. 552715 10 4                 13D                    Page 13 of 13 Pages
---------------------                                        ------------------

                       DIRECTORS AND EXECUTIVE OFFICERS OF

                     VEBA ZWEITE VERWALTUNGSGESELLSCHAFT MBH

         The name, business address, present principal occupation or employment and citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VEBA Zweite Verwaltungsgesellschaft mbH ("VEBA Zweite") is set forth below.


                                                                     Principal Occupation, if other
                                      Position with                  than as Executive Officer of      Citizenship
Name and Business Address***          VEBA Zweite                    VEBA Zweite
----------------------------          ------------------             ------------------------------    -----------



Ulrich Hueppe                         Managing Director              Executive Vice President of       German
                                                                     VEBA AG

Dr. Rolf Pohlig                       Managing Director              Executive Vice President of       German
                                                                     VEBA AG



*** The business address of each of the persons listed below is: VEBA AG, Bennigsenplatz 1, D-40474 Duesseldorf, Germany